EXHIBIT 99.1

FOR IMMEDIATE RELEASE	Contact:	Sridhar Ramasubbu Wipro Limited 650-316-3537

Results for the Quarter Ended June 30, 2004 under US GAAP
WIPRO RECORDS 83% GROWTH IN NET INCOME

Bangalore, India and Mountain View, California – July 23, 2004— Wipro Limited (NYSE:WIT) today announced financial results under US GAAP for its first fiscal quarter ended June 30, 2004.

Highlights for the quarter ended June 30, 2004:

•	Net Income was Rs. 3.25 billion ($71 million), representing an increase of 83% over the same period last year

•	Revenue was Rs. 17.70 billion ($385 million), representing an increase of 51% year over year

•	Global IT Services & Products Revenue was Rs. 13.54 billion ($294 million), representing an increase of 47% over the same period last year

•	Global IT Services & Products Earnings Before Interest and Tax (EBIT) was Rs. 3.33 billion ($72 million), representing an increase of 84% over the same period last year

•	Rs. 4.40 billion ($96 million) cash generated from continuing operations

•	Global IT Services & Products added 35 new clients in the quarter (including 3 in its IT Enabled Services operations).

Outlook for the Quarter ending September 30, 2004

Azim Premji, Chairman of Wipro commenting on the results said “Team Wipro delivered yet another quarter of solid performance. As the IT spending environment stabilizes, customers are increasingly demanding integrated services backed by high-quality service delivery. Our early identification of this trend and proactive investments have resulted in record Revenues for us. We shall continue to proactively invest for the future, even as we focus to leverage increasing value from investments made in the past in all our businesses.

Looking ahead, for the quarter ending September 2004, we expect our Revenue from our Global IT Services business to be approximately $318 million.”

Vivek Paul, Vice Chairman, said “Our Global IT Services business continued to deliver consistent business results. Sequential growth of 8.4% in Revenues and expansion in Operating Margin for the fourth consecutive quarter were primarily the result of sustained volume growth and an improving pricing environment. Growth continued to be broad based – across domains, service lines and geographies, with Revenues from our European clients recording a 20% sequential growth. With these strong first quarter results, we are confident that we will continue to outperform the industry”

Suresh Senapaty, Corporate Executive Vice President - Finance said, “Improvement in Operating Margin in our Global IT Services business was driven by better price realization in Offshore as well as Onsite projects, an increase in the proportion of Revenues from Offshore projects, an increase in IP sales and continued operational improvements.”

Wipro Limited

Total Revenues for the quarter ended June 30, 2004 were Rs. 17.70 billion ($385 million), representing a 51% increase over the corresponding period in the previous year. Net Income was Rs. 3.25 billion ($71 million), representing an increase of 83% over the same period last year. Earnings per share was Rs. 4.69 ($0.10) for the quarter ended June 30, 2004, representing an increase of 83% over the earnings per share of Rs. 2.57 (adjusted for the 2:1 stock dividend) for the quarter ended June 30, 2003.

Global IT Services and Products (76% of Revenues and 93% of Operating Income for quarter ended June 30, 2004)

Our Global IT Services and Products business segment recorded Revenue of Rs. 13.19 billion1 ($287 million) for the quarter ended June 30, 2004, representing an increase of 42% over the same period last year. EBIT was Rs. 3.33 billion ($72 million) for the quarter ended June 30, 2004, representing an increase of 84% over the same period last year. Operating Income to Revenue for the quarter ended June 30, 2004 was 25%, representing an increase of 5% from the quarter ended June 30, 2003. This increase was primarily due to higher price realization driven by productivity improvements, lower Selling, General and Administrative costs and the higher proportion of work carried out offshore. EBIT for the quarter includes acquisition related charges of Rs. 48 million ($1 million), representing 0.4% of the segment Revenue, from the amortization of intangibles.

We had 31,517 employees as of June 30, 2004, which includes 20,768 employees in the IT Services business and 10,749 employees in the IT Enabled services business. This represents a net addition of 3,015 employees comprising the addition of 1,566 people in the IT Services business and 1,449 people in the IT Enabled services business.

During the quarter, we added 35 new customers comprising 13 customers in the R&D Business, 19 customers in the Enterprise Business and 3 new customers in the IT Enabled services business.

India and Asia-Pac IT Services and Products (15% of Revenue and 3% of Operating Income for quarter ended June 30, 2004)

Our India and Asia-Pac Services and Products business segment (Wipro Infotech) recorded Revenue of Rs. 2.54 billion ($55 million) for the quarter ended June 30, 2004, representing an increase of 91% over the quarter ended June 30, 2003. EBIT for the quarter ended June 30, 2004, was Rs. 105 million ($2 million), representing an increase of 64% over the same period last year.

Operating Margin for the quarter ended June 30, 2004 was 4%, representing a decline of 1% compared to the quarter ended June 30, 2003. This decline was primarily due to a higher proportion of product Revenue in the segment Revenue during the quarter.

Consumer Care & Lighting (6% of Revenue and 4% of Operating Income for quarter ended June 30, 2004)

Our Consumer Care & Lighting business segment recorded Revenue of Rs. 1.03 billion ($22 million) for the quarter ended June 30, 2004, representing an increase of 31% over the quarter ended June 30, 2003. EBIT was Rs. 152 million ($3 million) for the quarter ended June 30, 2004, representing a 12% increase over EBIT of Rs. 136 million for the quarter ended June 30, 2003.

Our results for the quarter ended June 30, 2004, computed under Indian GAAP and US GAAP, along with individual business segment reports are available in the Investor Relations section of our website at www.wipro.com.

1 Global IT Services & Products segment Revenues were Rs. 13.44 billion for the quarter ended June 30, 2004 under the Indian GAAP. The difference of Rs. 242 million ($5 million) is attributable to different accounting standards under Indian GAAP and US GAAP for forward contracts.

For the convenience of reader, the amounts in Indian rupees in this release have been translated into United States dollar at the noon buying rate in New York City on June 30, 2004, for cable transfers in Indian rupees, as certified by the Federal Reserve Bank of New York of $1=Rs.45.99.

Quarterly Conference call

Wipro will hold conference calls today at 1:30 PM Indian Standard Time (4:00 AM Eastern Time) and at 6:45 PM Indian Standard Time (9:15 AM Eastern) to discuss the company’s performance for the quarter and answer questions sent to the email ID: lakshminarayana.lan@wipro.com. An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of the company website at www.wipro.com shortly after the live broadcast.

About Wipro Limited

We are the first P CMM Level 5 and SEI CMM Level 5 certified IT Services company globally. We provide comprehensive IT Solutions and Services, including Systems Integration, Information Systems Outsourcing, Package Implementation, Software Application Development and Maintenance, and Research and Development services to corporations globally.

In the Indian market, we are a leader in providing IT Solutions and Services for the corporate segment in India offering System Integration, Network Integration, Software Solutions and IT services. We also have a profitable presence in niche market segments of consumer products and lighting.

Our ADSs are listed on the New York Stock Exchange, and our equity shares are listed in India on the Stock Exchange - Mumbai, and the National Stock Exchange, among others. For more information, please visit our websites at www.wiprocorporate.com, www.wipro.com and www.wipro.co.in

Forward-looking and cautionary statements

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

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(Tables to follow)

WIPRO LIMITED & SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in millions, except per share data)

	Three Months Ended June 30
	2003		2004		2004
					Convenience
					translation into US$
	(Unaudited)		(Unaudited)		(Unaudited)
Revenues:
Global IT Services and Products
Services	Rs.	9,187	Rs.	13,538	$294
Products		36		—	—
India and AsiaPac IT Services and Products
Services		586		938	20
Products		734		1,617	35
Consumer Care and Lighting		782		1,027	22
Others		368		576	13

Total		11,693		17,696	385

Cost of Revenues:
Global IT Services and Products
Services		5,752		8,336	181
Products		20		—	—
India and AsiaPac IT Services and Products
Services		365		547	12
Products		596		1,476	32
Consumer Care and Lighting		495		640	14
Others		265		389	8

Total		7,493		11,388	248

Gross profit		4,200		6,308	137
Operating expenses:
Selling and marketing expenses		(1,312)		(1,301)	(28)
General and administrative expenses		(786)		(856)	(19)
Research and development expenses		(58)		(58)	(1)
Amortization of intangible assets		(76)		(50)	(1)
Foreign exchange gains / (losses), net		50		(468)	(10)
Others, net		31		7	0

Operating Income		2,049		3,582	78
Loss on direct issue of stock by subsidiary		(176)		0	0
Other income, net		166		262	6
Equity in Earnings / (losses) of affiliates		(54)		30	1

Income before income taxes and minority interest		1,985		3,874	84
Income taxes		(201)		(598)	(13)
Minority interest		(3)		(22)	0

Net income	Rs.	1,781	Rs.	3,254	$71

Earnings per equity share:
Basic		2.57		4.69	0.10
Diluted		2.56		4.67	0.10

Additional Information
Operating Income
Global IT Services & Products	Rs.	1,811	Rs.	3,325	$72
India & AsiaPac IT Services & Products		64		105	2
Consumer Care & Lighting		136		152	3
Others		58		111	2
Reconciling Item		(20)		(111)	(2)

Total	Rs.	2,049	Rs.	3,582	$78

WIPRO LIMITED & SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in millions, except share data and unless stated otherwise)

	As of June 30,
	2003		2004		2004
					Convenience
					translation into
					US$
	(Unaudited)		(Unaudited)		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	Rs.	2,382	Rs.	3,080	$67
Accounts receivable, net of allowances		7,634		11,769	256
Costs and earnings in excess of billings on contracts in progress		2,070		2,746	60
Inventories		1,778		1,430	31
Investments in liquid and short-term mutual funds		12,790		13,238	288
Other investment securities		48		0	0
Other current assets		3,250		3,183	69

Total current assets		29,952		35,446	771

Property, plant and equipment, net		7,668		10,090	219
Investments in affiliates		480		641	14
Intangible assets, net		464		427	9
Goodwill		5,522		5,509	120
Other assets		771		924	20

Total assets	Rs.	44,857	Rs.	53,037	$1,153

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Borrowings from banks	Rs.	125	Rs.	220	$5
Current portion of long term debt		28		0	0
Accounts Payable		1,801		2,734	59
Accrued expenses		1,699		3,143	68
Accrued employee cost		1,719		2,598	56
Advances from customers		929		1,048	23
Other current liabilities		857		3,467	75

Total current liabilities		7,158		13,210	287

Other liabilities		210		322	7

Total liabilities		7,368		13,532	294

Minority interest		277		363	8
Stockholders’ equity
Equity shares at $ 2 par value: 750,000,000 shares authorized; Issued and outstanding: 697,691,976 and 698,446,890 shares as of June 30,2003 and 2004		465		1,397	30
Additional paid-in capital		6,949		7,239	157
Deferred stock compensation		(35)		(6)	0
Accumulated other comprehensive income / (loss)		(31)		(2,048)	(45)
Retained earnings		29,864		32,560	708
Equity shares held by a controlled Trust: 3,910,830 and 3,943,530 shares as of June 30, 2003 and 2004		*		*	*

Total stockholders’ equity		37,212		39,142	851

Total liabilities and stockholders’ equity	Rs.	44,857	Rs.	53,037	$1,153

* Equity shares held by a controlled trust	Rs.	(75,000)	Rs.	(75,000)